Exhibit 99.2

FOCUS MEDIA ANNOUNCES REPURCHASE OF
SHARES FROM FOSUN INTERNATIONAL

SHANGHAI, China, Sep 20, 2010 — Focus Media Holding Limited (Nasdaq: FMCN), China’s leading digital media group, today announced that they have entered into a definitive agreement with Fosun International, one of their shareholders, pursuant to which Focus Media will repurchase from Fosun International 9,523,810 ADSs, each representing five ordinary shares of Focus Media at a price of US$21 per ADS (or US$4.2 per ordinary share), totaling $200 million through a privately negotiated transaction.

Inclusive of this block repurchase, Focus Media has to date cumulatively spent approximately $237 million in share repurchases on its previously announced share repurchase program. ADSs and ordinary shares are cancelled, subject to customary cancellation procedures, upon repurchase.

“Repurchasing shares is part of Focus Media’s continued commitment to enhance shareholder return on equity. This block repurchase helps Focus Media to accelerate our share repurchases” said Mr. Jason Jiang, Chairman and CEO of Focus Media.

“Partial sell-down of Focus Media shares is in part to serve Fosun’s need to realize part of our investment return, and in part to support the ongoing share buyback plan of Focus Media. As a shareholder of Focus Media, we are bullish over the secular domestic consumption growth trend of China. We are long-term optimistic and supportive of the management team and business model of Focus Media and are highly confident of the Company’s ability to sustain its strategic and competitive operational strength. We view Focus Media as one of our significant investments and do not have plans to further lower our stake in Focus Media in the near future.” said Mr.Guo Guang Chang, Chairman of Fosun International.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard and Internet advertising platforms. As of June 30, 2010, Focus Media’s digital out-of-home advertising network had approximately 142,000 LCD displays in its LCD display network and approximately 275,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu

Tel: +86 21 22164155

Email: ir@focusmedia.cn